UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Acquisition

Press release

17 October 2011

PEARSON ACQUIRES TQ HOLDINGS LTD. TO EXTEND BUSINESS IN VOCATIONAL AND TECHNICAL TRAINING

Pearson, the world's leading learning company, today announced the acquisition of TQ Holdings Ltd. ("TQ"), a private company based in Derbyshire, England.

TQ provides vocational and technical education and training services to governments, institutions and corporations around the world. Its major geographic markets are the UK and the Middle East, and it has particular expertise in skills related to the defence, engineering, oil and gas and construction sectors. A combination of Pearson's scale and assets with TQ's excellence in training delivery will support growth in this business both in the UK and internationally.

TQ's contracts include the Saudi Petroleum Services Polytechnic in Saudi Arabia, the Welbeck Defence Sixth Form College in Leicestershire, and the Royal School of Military Engineering. As part of Pearson, TQ will continue its focus on excellence in training delivery for its clients both in the UK and overseas.

The acquisition supports Pearson's objective of building a strong professional and vocational education business, connecting specialist training for work-based skills with Pearson's content and technology platforms.

Pearson recently launched Pearson in Practice, a business that builds on the acquisition of Melorio Plc and focuses on vocational training in key areas such as construction, IT, logistics and healthcare. Pearson also acquired EDI Plc, a leading provider of education and training qualifications in the UK. TQ enables Pearson to extend its offering to new industry sectors and geographic markets.

TQ had gross assets of £23m at the end of September 2010. Pearson expects the acquisition to enhance adjusted earnings per share from 2012, its first full year after acquisition, and to generate a return on invested capital above Pearson's weighted average cost of capital from 2013.

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith +44 (0)20 7010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  17 October, 2011

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary